Exhibit 99.70

UNDERWRITING AGREEMENT

October 14, 2010

Sandspring Resources Ltd.
8000 South Chester Street
Suite 375
Centennial, CO 80112

Attn: Richard Munson, Chief Executive Officer

Dear Sir:

We understand that Sandspring Resources Ltd. (“Sandspring” or the “Company”) intends to issue and sell, on a bought deal private placement basis, 17,323,077 common shares of the Company (the “Offered Shares”) at a price of $2.60 per Offered Share (the “Offer Price”) for gross proceeds of $45,040,000 (the “Offering”).

Based upon and subject to the terms and conditions set out below, Jennings Capital Inc. (“Jennings”), GMP Securities L.P., Mackie Research Capital Corporation, and Cormark Securities Inc. (collectively, the “Underwriters”) hereby severally (and not jointly nor jointly and severally) agree to purchase at the Time of Closing (as herein defined) from the Company the Offered Shares in the respective percentages set out in Section 16 of this agreement (this “Underwriting Agreement”), and the Company hereby agrees to sell to the Underwriters all, but not less than all, of the Offered Shares at the Offer Price per Offered Share.

The Company hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase from the Company, at the option of the Underwriters, up to an aggregate of 2,310,000 additional common shares of the Company (the “Over-Allotment Shares”) at the Offer Price per Over-Allotment Share. The Offered Shares and the Over-Allotment Shares, as applicable, are collectively referred to herein as the “Offered Securities”. The Over-Allotment Option shall be exerciseable in accordance with Section 10 of this Underwriting Agreement. In the event and to the extent that the Underwriters exercise the Over-Allotment Option, subject to the terms and conditions hereof, the Underwriters hereby severally (and not jointly nor jointly and severally) agree to purchase from the Company the number of Over-Allotment Shares set forth in the Over-Allotment Notice (as herein defined) in the respective percentages set forth in Section 16 of this Underwriting Agreement, and the Company hereby agrees to issue and sell such number of Over-Allotment Shares to the Underwriters at the Offer Price per Over- Allotment Share.

Notwithstanding anything to the contrary in this Underwriting Agreement, the Underwriters, including their U.S. broker dealer affiliates, are entitled to arrange for substituted purchasers for the Offered Securities (“Substituted Purchasers”) at the Offer Price per Offered Security, in which case the Company will sell such number of Offered Securities to be purchased by such Substituted Purchasers directly to them and the Underwriters’ obligation to purchase the Offered Securities shall be rateably reduced. For greater certainty, to the extent that the Underwriters arrange for Substituted Purchasers to purchase the Offered Securities, the

Underwriters will be acting as the Company’s exclusive agents to offer the Offered Securities and to the extent that Substituted Purchasers acquire any of the Offered Securities, the Underwriters shall not be deemed to have acquired (at any time) or have any obligation to acquire any of such Offered Securities. For greater certainty, without limiting the foregoing, the Underwriters, through their U.S. broker dealer affiliates, shall have the exclusive right to offer for sale and sell the Offered Securities in the United States pursuant to Rule 506 of Regulation D (as herein defined) to a limited number of Institutional Accredited Investors.

The Company shall pay to the Underwriters a fee (the “Commission”) at the Time of Closing equal to $0.143 per Offered Security sold pursuant to the terms of this Underwriting Agreement (being 5.5% of the gross proceeds received from the sale of each of the Offered Securities).

The Underwriters and the Company acknowledge that the following schedules form part of this Underwriting Agreement:

Schedule “A” - United States Offers and Sales

Schedule “B” - Subsidiaries of the Company

Schedule “C” - Members of Management

Schedule “D” - List of Properties

Schedule “E” – Convertible Securities

The following are the terms and conditions of the agreement between the Company and the Underwriters:

TERM AND CONDITIONS

Section 1  Definitions and Interpretation

(1)  In this Underwriting Agreement:

(a)        “Affiliate” means an affiliated entity for purposes of the Securities Act (Ontario);

(b)        “AIF” means the Company’s annual information form dated August 20, 2010 for the year ended December 31, 2009;

(c)        “Applicable Securities Laws” means, collectively, Canadian Securities Laws, U.S. Securities Laws and the applicable securities laws of any other Offering Jurisdiction;

(d)        “Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in the city of Toronto, Ontario;

(e)        “Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Offering Provinces and the respective rules and regulations under such laws together with applicable published instruments, policies, notices and orders of the Securities Commissions;

(f)         “Closing Date” means October 14, 2010 or any such other date as may be agreed to by the Company and Jennings, on behalf of the Underwriters, each acting reasonably;

(g)        “Commission” has the meaning given to that term in the fifth paragraph of this Underwriting Agreement;

(h)        “Common Shares” means the common shares in the capital of the Company;

(i)         “Company Financial Information” means, collectively, (i) the audited consolidated financial statements of the Company as at, and for the year ended, December 31, 2009, together with the auditors’ report thereon and the notes thereto, (ii) the unaudited consolidated financial statements of the Company as at, and for the six month period ended June 30, 2010, together with the notes thereto, and (iii) in each case the accompanying management’s discussion and analysis of financial condition and results of operations;

(j)         “distribution” has the meaning ascribed thereto under Canadian Securities Laws;

(k)        “due inquiry”, when used in relation to the Company’s knowledge, means after inquiries have been made of the appropriate officers, employees, directors, legal counsel and auditors of the Company who may reasonably be expected to have knowledge of facts which are material with respect to the fact in question;

(l)         “Governmental Authority” means any federal, provincial, state, municipal, county or regional governmental or quasi-governmental authority, domestic or foreign, and includes any ministry, department, court, tribunal, arbitral body, commission, bureau, board, administrative or other agency or regulatory body or instrumentality thereof, any quasi-governmental body of private body exercising regulatory, expropriation or taxing authority under or for the account, if any, of the foregoing and any stock exchange or self-regulatory authority;

(m)       “Indemnified Person” has the meaning given to that term in Section 13 of this Underwriting Agreement;

(n)        “Institutional Accredited Investors” means those institutional “accredited investors” specified in Rule 501(a)(1), (2), (3) and (7) of Regulation D;

(o)        “Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy such property or assets;

(p)       “Material Adverse Effect” means any effect on the business, operations or capital of the Company that would reasonably expected to be materially adverse to the results of operations, financial condition, assets, properties, capital, liabilities (contingent or otherwise), cash flow, income or business operations of the Company, on a consolidated basis, after giving effect to this Underwriting Agreement and the transactions contemplated hereby;

(q)       “material change” has the meaning ascribed thereto under Applicable Securities Laws, or where undefined under Applicable Securities Laws means (i) a change in the business, operations or capital of the Company that would reasonably be expected to have a significant effect on the market price or value of any of the securities of the Company, or (ii) a decision to implement a change referred to in subclause (i) made by the board of directors or other persons acting in a similar capacity or by senior management of the Company who believe that confirmation of the decision by the board of directors or such other persons acting in a similar capacity is probable;

(r)        “material fact” has the meaning ascribed thereto under Applicable Securities Laws (including in the case of U.S. Securities Laws, judicial decisions with respect to the meaning of materiality of facts), or where undefined under Applicable Securities Laws means a fact that would reasonably be expected to have a significant effect on the market price or value of the Company’s securities;

(s)        “misrepresentation” has the meaning ascribed thereto under Applicable Securities Laws, or where undefined under the Applicable Securities Laws means: (i) an untrue statement of material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

(t)         “NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Securities Commissions;

(u)        “Offer Price” has the meaning given to that term in the first paragraph of this Underwriting Agreement;

(v)        “Offered Securities” has the meaning given to that term in the third paragraph of this Underwriting Agreement;

(w)       “Offered Shares” has the meaning given to that term in the first paragraph of this Underwriting Agreement;

(x)        “Offering Jurisdictions” means the United States, the Offering Provinces, the United Kingdom and those other jurisdictions outside Canada and the United States that are mutually agreed to by the Company and Jennings, on behalf of the

Underwriters, provided no prospectus filing, offering memorandum, registration statement requirement or comparable obligations arise in such jurisdictions as a result of such offer or sale;

(y)        “Offering Provinces” means, collectively, each of the provinces of Canada;

(z)        “Over-Allotment Option” has the meaning given to that term in the third paragraph of this Underwriting Agreement;

(aa)      “Over-Allotment Shares” has the meaning given to that term in the third paragraph of this Underwriting Agreement;

(bb)      “Person” means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

(cc)      “Properties” means the Company’s interest, whether direct or indirect, in mining properties, claims, concessions, options, leases or other conventional property or proprietary interests or rights listed in Schedule “D” and includes the interests in and to the Toroparu Property;

(dd)      “Public Record” means any information concerning the Company publicly available, including information on the Company’s website and under the Company’s profile at www.sedar.com;

(ee)       “Qualified Person” means has the meaning ascribed thereto in NI 43-101;

(ff)        “Regulation D” means Regulation D under the U.S. Securities Act;

(gg)       “Regulation S” means Regulation S under the U.S. Securities Act;

(hh)       “Securities Commissions” means, collectively, the applicable securities commission or regulatory authority in each of the Offering Provinces;

(ii)         “Selling Group” has the meaning given to that term in Section 3 of this Underwriting Agreement;

(jj)         “Standard Listing Conditions” has the meaning given to that term in Section 4(3)(h) of this Underwriting Agreement;

(kk)       “Subscription Agreements” means, collectively, the subscription agreements to be entered into between the Company and each of the purchasers of the Offered Securities;

(ll)          “Subsidiaries” means the subsidiaries of the Company listed in Schedule “B”;

(mm)      “subsidiary” means a subsidiary for purposes of the Securities Act (Ontario);

(nn)      “Substituted Purchasers” has the meaning given to that term in the fourth paragraph of this Underwriting Agreement;

(oo)     “Time of Closing” means 8:00 a.m. (Toronto time) on the Closing Date, or any other time on the Closing Date as may be agreed to by the Company and Jennings, on behalf of the Underwriters;

(pp)      “to the best of the Company’s knowledge” means to the best of the knowledge, information and belief, after due inquiry, of the Chief Executive Officer and President of the Company set forth in Schedule “C”;

(qq)      “Toroparu Property” means the Toroparu gold-copper deposit in the Republic of Guyana, South America, as more fully described in the Toroparu Technical Report;

(rr)      “Toroparu Technical Report” means the technical report titled “Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit Upper Puruni River Area, Guyana” dated effective September 12, 2010;

(ss)      “TSXV” means the TSX Venture Exchange;

(tt)       “United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(uu)      “U.S. Affiliate” means the U.S. registered broker-dealer affiliate of an Underwriter;

(vv)      “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(ww)    “U.S. Person” means a “U.S. person” as that term is defined in Regulation S;

(xx)      “U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(yy)      “U.S. Securities Laws” means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws.

(2)       Headings, etc. The division of this Underwriting Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Underwriting Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to schedules, sections, subsections, paragraphs and other subdivisions are to schedules, sections, subsections, paragraphs and other subdivisions of this Underwriting Agreement.

(3)       Currency. Except as otherwise indicated, all references to “dollars”, “$” and all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

Section 2  Due Diligence

Prior to the Time of Closing, the Underwriters, their legal counsel, and technical consultants will be provided with timely access to all information required to permit them to conduct a full due diligence investigation of the Company and its business operations, properties, assets, affairs, prospects and financial condition. In particular, the Underwriters shall be permitted to conduct all due diligence that they may reasonably require in order to fulfil their obligations under Applicable Securities Laws or that may be considered to be necessary or appropriate by the Underwriters, and in that regard, Sandspring will make available to the Underwriters, their legal counsel and technical consultants, on a timely basis, all corporate and operating records, contracts, technical reports, feasibility studies, financial information, budgets, key officers, and other relevant information necessary in order to complete the due diligence investigation of the Company and its business, properties, assets, affairs and financial condition. Without limiting the scope of the due diligence inquiries the Underwriter may conduct, the Company shall participate in one or more due diligence sessions to be held prior to the Time of Closing at which management of the Company, the Company’s auditors, the chair of the Company’s audit committee, the Company’s legal counsel and the Company’s external technical consultants shall participate. All information provided by the Company to the Underwriters and their counsel will be used only in connection with this Offering.

Section 3  Appointment of Underwriters

Subject to the terms and conditions of this Underwriting Agreement, the Company appoints the Underwriters, and the Underwriters agree to act as the exclusive agents of the Company, to offer the Offered Securities for sale on a bought deal private placement basis in the Offering Jurisdictions and to provide their services in underwriting the distribution of and purchasing the Offered Securities in accordance with this Underwriting Agreement. The Company shall issue and sell the Offered Securities at the Time of Closing in accordance with and subject to the provisions of this Underwriting Agreement and the Subscription Agreements. The Underwriters shall have the right to form a selling group (the “Selling Group”) consisting of other registered securities dealers upon the terms and conditions set out in a selling group agreement to be entered into between the Underwriters and the members of the Selling Group, such agreement to contain covenants by each selling group member substantially in the form of covenants of the Underwriters set out in Section 8 of this Underwriting Agreement.

Section 4  Conditions of Closing

The Underwriters’ obligations under this Underwriting Agreement to purchase the Offered Securities are conditional upon and subject to the following conditions:

(1)        the representations and warranties of Sandspring contained in this Underwriting Agreement, the Subscription Agreements and in any certificates of Sandspring delivered pursuant to or in connection with this Underwriting Agreement, being true and correct in all material respects (or, if qualified by materiality, in all respects) as at the Time of

Closing, with the same force and effect as if made on and as at such Time of Closing, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated by this Underwriting Agreement;

(2)       Sandspring having complied with all the covenants, in all material respects, and satisfied all the terms and conditions of this Underwriting Agreement on its part to be complied with and satisfied at or prior to the Time of Closing;

(3)       Canadian Legal Opinion. At the Time of Closing, the Underwriters and their legal counsel receiving a favourable legal opinion from Cassels Brock & Blackwell LLP, Canadian counsel to the Company, in form and substance acceptable to the Underwriters and their legal counsel, to the effect set forth below:

(a)        the Company is existing and in good standing under its governing corporate statute and has the corporate capacity and power to own and lease its properties and assets and to conduct its business as it is currently being conducted and contemplated to be conducted;

(b)        the Company having the corporate power and capacity to execute and deliver this Underwriting Agreement and the Subscription Agreements, and to carry out the transactions contemplated hereby and thereby;

(c)        the authorized share capital of the Company immediately prior to the Time of Closing;

(d)        all necessary corporate action having been taken by the Company to authorize the execution and delivery of this Underwriting Agreement and the Subscription Agreements and the performance of its obligations hereunder and thereunder;

(e)        this Underwriting Agreement and the Subscription Agreements having been duly executed and delivered by the Company and each constituting a legal, valid and binding obligation of, and being enforceable against, the Company in accordance with its terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, general equitable principles including the availability of equitable remedies and the qualification that no opinion need be expressed as to rights to indemnity or contribution);

(f)        the execution and delivery by the Company of this Underwriting Agreement and the Subscription Agreements, the fulfilment of the terms hereof and thereof by the Company, and the issue, sale and delivery on the Closing Date of the Offered Securities to the Underwriters or the Substituted Purchasers as contemplated herein, not constituting or resulting in a breach of or a default under, and not creating a state of facts which, after notice or lapse of time or both, will constitute or result in a breach of, and will not conflict with (i) the articles or by-laws of the Company, or (ii) the Business Corporations Act (Ontario);

(g)       all necessary corporate action having been taken by the Company to authorize the creation, issuance and delivery of the Offered Securities;

(h)       the Offered Securities having been conditionally approved for listing on the TSXV subject only to the conditions set forth in the TSXV conditional approval letter (the “Standard Listing Conditions”);

(i)        the Offered Securities being validly issued by the Company as fully paid and non- assessable shares in the capital of the Company;

(j)        the form of the certificates representing the Offered Securities having been approved by the directors of the Company and complying in all material respects with the provisions of its governing corporate statute, the articles and by-laws of the Company, and the requirements of the TSXV;

(k)       the Company being a reporting issuer under Canadian Securities Laws of the Provinces of British Columbia, Alberta, Saskatchewan and Ontario, and not being included on a list of defaulting reporting issuers maintained by the securities regulators of such provinces;

(l)        the offering, issuance and sale of the Offered Securities by the Company being exempt from the prospectus requirements of Canadian Securities Laws and no documents being required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under Canadian Securities Laws of the Offering Provinces to permit such issuance and sale, subject only to the filing of the requisite forms and payment of requisite fees under Canadian Securities Laws;

(m)       customary securities laws opinions with respect to the first trade of the Offered Securities; and

(n)        such other matters as the Underwriters and their legal counsel may reasonably request.

For greater certainty, Cassels Brock & Blackwell LLP may rely on the opinions of local counsel, acceptable the Underwriters and their legal counsel, acting reasonably, as to matters governed by the laws of the Offering Provinces other than the Province of Ontario and may rely on certificates of public and exchange officials or of the auditors, transfer agent or of a senior officer of the Company as to matters of fact.

(4)       United States Opinion. At the Time of Closing, if any of the Offered Securities are sold in the United States, the Underwriters and their legal counsel receiving a favourable legal opinion, in form and substance acceptable to the Underwriters and their legal counsel, to the effect that it is not necessary in connection with the offer and sale of the Offered Securities in the United States, in the manner as contemplated herein, to register the Offered Securities under the U.S. Securities Act.

(5)       Title Opinion. At the Time of Closing, the Underwriters and their legal counsel receiving a favourable legal opinion, in form and substance acceptable to the Underwriters and their legal counsel, as to the title and ownership interest of the Company in the Toroparu Property.

(6)       Subsidiaries Opinions. At the Time of Closing, the Underwriters and their legal counsel receiving favourable legal opinions, in form and substance acceptable to the Underwriters and their legal counsel, as to (i) the incorporation and existence of the Subsidiaries; (ii) the corporate power and capacity of such Subsidiaries to own their assets and properties and to carry on their businesses, and in the case of ETK Inc., to carry on its business as presently carried on; and (iii) as to the registered ownership of the issued and outstanding shares of each such Subsidiary;

(7)       Officer’s Certificate of Sandspring. At the Time of Closing, the Underwriters and their legal counsel receiving a certificate, in form and substance acceptable to the Underwriters and their legal counsel, dated the Closing Date signed by the Chief Executive Officer or Chief Financial Officer of Sandspring (or such other officer(s) acceptable to the Underwriters) with respect to:

(a)       the constating documents of Sandspring;

(b)       the resolutions of the directors of Sandspring related to the Offering, the allotment and sale of the Offered Securities, the authorization of this Underwriting Agreement, the Subscription Agreements and the other agreements and transactions contemplated by this Underwriting Agreement; and

(c)       the incumbency and signatures of signing officers of Sandspring;

(8)       Certificates of Status. At the Time of Closing, the Underwriters and their legal counsel receiving a certificate of status and/or compliance (or the equivalent), for Sandspring and each of the Subsidiaries each dated within two (2) Business Days of the Closing Date;

(9)       Lock-Up Agreements. At the Time of Closing, the Underwriters and their legal counsel receiving executed agreements of members of management of the Company in favour of the Underwriters as contemplated by Section 7(i) of this Underwriting Agreement;

(10)     No Termination. The Underwriters not having exercised any rights of termination set forth in Section 12 of this Underwriting Agreement;

(11)     No Cease Trade Order. At the Time of Closing, the Company is not the subject of a cease trade order made by any securities regulatory authority or other competent authority which has not been rescinded;

(12)     TSXV Conditional Approval. At the Time of Closing, the Offered Securities will have been approved (or conditionally approved) for listing and for trading on the TSXV, subject only to satisfaction by Sandspring of the Standard Listing Conditions; and

(13)     Other Documentation. At the Time of Closing, the Underwriters having received such further certificates, opinions and other documentation from Sandspring as may be contemplated herein or as the Underwriters may reasonably require, provided, however, that the Underwriters shall request any such certificate, opinions or document within a reasonable period prior to the Time of Closing that is sufficient for Sandspring to obtain and deliver such certificate, opinion or document.

Section 5  Representations and Warranties of Sandspring

(1)       The Company hereby represents and warrants to the Underwriters intending that the same may be relied upon by the Underwriters that:

(a)       Good Standing of the Company. The Company has been duly incorporated, continued or created and organized and is validly existing under its governing corporate statute and is current and up to date with all filings and fees required to be made and paid by it in such jurisdiction, except where a failure to be current and up to date would not have a Material Adverse Effect and has all requisite corporate power and capacity to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own, lease and operate its properties and assets and to carry out the transactions contemplated by this Underwriting Agreement and the Subscription Agreements and to carry out the obligations hereunder and thereunder. The Company is duly qualified or authorized to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.

(b)       Subsidiaries. The Company has no subsidiaries other than as listed on Schedule “B” and the Company beneficially owns, directly or indirectly, the percentage indicated on Schedule “B” of the issued and outstanding shares in the capital of the Subsidiaries (the “Subsidiary Shares”) free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever. All of the Subsidiary Shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no Person has any right, agreement or option, present option, for the purchase from the Company of any interest in any of the Subsidiary Shares or for the issue or allotment of any unissued shares in the capital of the Subsidiaries or any other security convertible into or exchangeable for any such shares. Each of the Subsidiaries has been duly incorporated, continued or created and organized and is validly existing under its governing corporate statute and is current and up to date with all filings and fees required to be made and paid by it in such jurisdiction, except where a failure to be current and up to date would not have a Material Adverse Effect and has all requisite corporate power and capacity to carry on its business, as now conducted and as presently proposed to be conducted by it. Each of the Subsidiaries is duly qualified or authorized to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.

(c)       Business. Except as set forth in Schedule 5(c), neither the Company nor any of the Subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or any of the Subsidiaries to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or condition of the Company, on a consolidated basis. The Company is not aware of any legislation, or proposed legislation published by a Governmental Authority, which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Company or any of the Subsidiaries.

(d)       Share Capital of the Company. As of the date hereof, the authorized share capital of the Company consists of unlimited number of Common Shares and an unlimited number of preferred shares. As of the close of business on October 13, 2010, 87,278,067 Common Shares, nil preferred shares and the convertible securities set forth in Schedule “E” were issued and outstanding.

(e)       Dividends. There is not, in the constating documents or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Company or any of the Subsidiaries is a party or by which any of them is bound, any restriction upon or impediment to, the declaration or payment of dividends by the Company or any of the Subsidiaries. The Company has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or agreed to do so or otherwise effected any return of capital with respect to such securities.

(f)        Authorization. At the Time of Closing, (i) this Underwriting Agreement and the Subscription Agreements will have been duly authorized, executed and delivered by the Company and in each case, will be a legal, valid and binding obligation of, and be enforceable against, the Company in accordance with its terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, the availability of equitable remedies and the qualification that rights to indemnity and waiver of contribution may be contrary to public policy), (ii) the Offered Securities will have been duly authorized for issuance and sale and when issued and delivered by the Company pursuant to the terms hereof against payment of the consideration thereof, will be validly issued as fully paid and non-assessable Common Shares.

(g)       Absence of Rights. Except as set forth in Schedule “E”, there is no other right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued Common Shares or any other security convertible into or exchangeable for any such Common Shares or to require the Company to purchase, redeem or otherwise acquire any of the issued and outstanding Common Shares. The issuance of the Offered Securities is not subject to the pre-emptive rights of any shareholder of the Company (or such rights have been irrevocably waived), and all corporate action required to be taken by the Company for the authorization, issuance, sale and delivery of the Offered Securities have been validly taken as at the date hereof.

(h)       Bankruptcy. Neither the Company nor any of the Subsidiaries has committed an act of bankruptcy or sought protection from its creditors from any court or pursuant to any legislation, proposed a compromise or arrangement to its creditors generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound up, as the case may be, taken any proceeding to have a receiver appointed of any part of its assets, had any encumbrancer or receiver take possession of any of its property, had an execution or distress become enforceable or levied upon any portion of its property or had any petition for a receiving order in bankruptcy or application for a bankruptcy order filed against it, and at the Time of Closing, neither the Company nor any of the Subsidiaries will be an insolvent person (as that term is defined in the Bankruptcy and Insolvency Act (Canada)).

(i)        Financial Information. Neither the Company nor any of the Subsidiaries has engaged in any “off balance sheet” or similar financing. The Company Financial Information:

(i)        presents fairly, in all material respects, the financial position of the Company and the Subsidiaries, and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Company and the Subsidiaries for the periods specified in such Company Financial Information; and

(ii)       has been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) applied on a consistent basis throughout the periods involved.

(j)         Liabilities. Neither the Company nor any of the Subsidiaries have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Company Financial Information, other than liabilities, obligations, or indebtedness or commitments incurred in the normal course of business or those which would not have a Material Adverse Effect.

(k)        No Default. The offering and sale of the Offered Securities, the execution and delivery of this Underwriting Agreement and the Subscription Agreements, the compliance by the Company with the provisions of this Underwriting Agreement and the Subscription Agreements or the consummation of the transactions contemplated herein and therein do not and will not:

(i)        result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the constating documents of the Company, or any resolutions of the directors or shareholders of the Company, any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company is a party or by which the Company is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Company, except where such breach or default would not have a Material Adverse Effect; or

(ii)       create a right for any other party to terminate, accelerate or in any way alter any other rights existing under any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company is a party or by which it is bound.

(l)         Independent Accountants. The accountants who reported on and audited the Company Financial Information, are independent with respect to the Company within the meaning of the Canadian Institute of Chartered Accountants Handbook.

(m)      Material Assets. Any and all agreements pursuant to which the Company and any of the Subsidiaries hold their respective material assets or are entitled to the use of or acquire ownership of material assets (whether directly or indirectly) are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms, and there is currently no default of any of the provisions of any such agreements nor has, to the best of the Company’s knowledge, any such default been alleged, and the Company, after making due enquiries, is not aware of any disputes with respect thereto. The material assets of the Company and the Subsidiaries are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situate, and all leases, licences, concessions, and claims pursuant to which the Company and any of the Subsidiaries derive their respective interests (whether legal or beneficial) in such material assets are in good standing and there has been no material default under any such leases, licences, concessions, and claims and all taxes required to be paid with respect to such assets to the date hereof have been paid.

(n)        Technical Information. All technical information set forth in the Public Record relating to any mining resources on the Properties (the “Technical Information”) including the information set forth in the Toroparu Technical Report have been reviewed and verified by a Qualified Person and, in all cases, the Technical Information has been prepared in accordance with NI 43-101. The Technical Information upon which estimates of mineral resources were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof. Except for the Toroparu Technical Report, neither the Company nor any of the Subsidiaries have prepared or caused to be prepared a technical report on any of the Properties. The Toroparu Technical Report is the current technical report for the purposes of NI 43-101 with respect to the Toroparu Property, and, to the best of the Company’s knowledge, the Toroparu Technical Report is compliant in all material respects with NI 43-101.

(o)        Environmental Laws. Neither the Company nor any of the Subsidiaries is in violation of any federal, provincial, state, local, municipal statute, law, rule, regulation, ordinance, code, policy, domestic or foreign, or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances,petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”). The Company and the Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, and, to the best of the Company’s knowledge, there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Company or any of the Subsidiaries. Neither the Company nor any of the Subsidiaries has received any notice with respect to environmental claims in respect of the Properties.

(p)        Exploration and Mining Rights. Neither the Company nor any of the Subsidiaries has received from any Governmental Authority any notice of proceedings, correspondence or documents relating to the revocation or modification or other proceedings relating to any authorizations, applications, claims, concessions, licenses, leases or other instruments conferring mineral rights, and no such proceeding, to the best of the Company’s knowledge, is pending or has been threatened.All exploration permits, leases, licenses and mining claims, payments, rentals, taxes, assessments, renewal fees and other governmental charges, owing in respect of the Properties or any part thereof, have been paid in full, and, to the best of the Company’s knowledge, there is no adverse claim against, or challenge to, the ownership of or title to, the Properties, except as set forth in Schedule 5(p). The Company and the Subsidiaries hold the applicable freehold title, mining leases, mining concessions, mining claims, options or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which a particular property is located, in respect of the ore bodies, minerals and metals located on the Properties under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company or any of the Subsidiaries to explore for the minerals relating thereto. All of the Properties have been validly located and recorded in accordance in all material respects with all applicable laws and are valid and subsisting. The Company and any of the Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the Properties granting the Company or any of the Subsidiaries the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Company or any of the Subsidiaries, with only such exceptions as do not interfere with the use made by the Company or any of the Subsidiaries of the rights or interest so held. All mineral exploration operations conducted by the Company or any of the Subsidiaries have been conducted in all material respects in accordance with mining and engineering industry standards and all applicable workers’ compensation and health and safety and workplace laws have been duly complied with.

(q)       Royalties and Other Interests. No party has any rights of first refusal, back-in rights or other rights in respect of the Properties, and there are no other outstanding agreements or options to acquire or purchase the Properties or any part thereof or interest therein, and no individual, corporation or other entity has any royalty or other interest whatsoever in production or profits from the Properties or any part thereof.

(r)        Material Contracts. Copies of all of the material contracts and agreements of the Company or any of the Subsidiaries, including any and all agreements pursuant to which the Company or any of the Subsidiaries holds its respective material properties or assets or are entitled to the use of the material properties or assets, including, without limitation, all such agreements (and all amendments thereto) relating to the Properties (collectively the “Material Contracts”) have been made available for review by the Underwriters. Except where such default would not have a Material Adverse Effect, neither the Company nor any of the Subsidiaries are in default of any term, covenant or condition under or in respect of any Material Contract, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any Material Contract entitling any other party thereto to accelerate the maturity of any amount owing thereunder.

(s)        No Material Adverse Effect. Since June 30, 2010, (i) there has been no change in the condition (financial or otherwise), or in the properties, capital, affairs, prospects, operations, assets or liabilities of the Company or any of the Subsidiaries, whether or not arising in the ordinary course of business which would reasonably be expected to give rise to a Material Adverse Effect, and (ii) there have been no transactions entered into by the Company and the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and the Subsidiaries.

(t)         Absence of Proceedings. Except as set forth in Schedule 5(t), there is no action, suit, proceeding, inquiry or investigation before or brought by any court or Governmental Authority now pending or, to the best of the Company’s knowledge, threatened against or affecting the Company, or any of the Subsidiaries, or which if determined adversely, would reasonably be expected to have a Material Adverse Effect, or which, if determined adversely, would reasonably be expected to have a Material Adverse Effect.

(u)        Outstanding Judgements. To the best of the Company’s knowledge, there is no outstanding judgement, order, decree, arbitral award or decision of any Governmental Authority against the Company.

(v)        Consents and Approvals. None of the offering, sale and issuance of the Offered Securities, the execution and delivery of this Underwriting Agreement and the Subscription Agreements, the compliance by the Company with the provisions hereunder or thereunder or the consummation of the transactions contemplated hereunder or thereunder do or will require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any Governmental Authority or other Person, except (i) such as has been obtained or will be obtained on or prior to the Time of Closing, or (ii) such as may be required under Applicable Securities Laws and will be obtained by the Closing Date or such later date as Applicable Securities Laws allow.

(w)       Employment Matters. Each of the Company and the Subsidiaries is in all material respects in compliance with all applicable laws respecting employment and employment practices. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or any of the Subsidiaries for the benefit of any current or former director, officer, employee or consultant (the “Employee Plans”) has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plan. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Company or any of the Subsidiaries, as applicable.There has not been, and there is not currently, to the best of the Company’s knowledge, any labour dispute which would have a Material Adverse Effect.

(x)        Unlawful Payment. None of the Company or any of the Subsidiaries, nor to the best of the Company’s knowledge, any of their respective employees or agents, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, provincial, state, local, municipal office, domestic or foreign, or failed to disclose fully any contribution, in violation of any law, or made any payment to any federal, provincial, state, local, municipal governmental officer or official, domestic or foreign, or other Person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws.

(y)        Brokerage Fees. Other than the Underwriters, there is no Person purporting to act at the request of the Company who is entitled to any brokerage or finder’s fees in connection with the Offering.

(z)        No Default of Securities Laws. The Company is a reporting issuer in each of the Provinces of British Columbia, Alberta, Saskatchewan and Ontario, is not noted as being in default under Canadian Securities Laws in the Provinces of British Columbia, Alberta, Saskatchewan and Ontario, and is not in default of any requirement of Applicable Securities Laws which would reasonably be expected to have a Material Adverse Effect.

(aa)      Disclosure. All information which has been prepared by the Company relating to the Company and any of the Subsidiaries and their respective business, property and liabilities and either publicly disclosed or provided to the Underwriters, including all financial, marketing, sales and operational information provided to the Underwriters are, as of the date of such information, true and correct in all material respects, and such information does not contain a misrepresentation.

(bb)     Voting and Other Agreements. The Company and the Subsidiaries are not party to any agreement, nor is the Company or any of the Subsidiaries aware of any shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Company or any of the Subsidiaries.

(cc)      Interest of Insiders. Except as set out in the Public Record, to the best of the Company’s knowledge, none of the directors, officers or employees of the Company or any of the Subsidiaries, any known holder of more than 10% of any class of shares of the Company, or any known associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of any of the foregoing Persons has had any material interest, direct or indirect, in any material transaction within the previous two years or has any material interest in any proposed material transaction involving the Company which materially affected, is material to or will materially affect the Company or any of the Subsidiaries.

(dd)     Insurance. Other than in connection with its operations in Guyana, the Company maintains insurance covering its properties, operations, personnel and businesses (including that of the Subsidiaries) as the Company reasonably deems adequate. Such insurance coverage is of a type and in an amount typical to the business in which they operate as conducted by a reasonably prudent Person, based on the advice of insurance brokers consulted by them. None of the Company or any of the Subsidiaries have made any material claim on any policy of insurance or been refused any insurance coverage sought or applied for. None of the Company or any of the Subsidiaries has reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their respective business at a cost that would not be reasonably expected to have a Material Adverse Effect.

(ee)      Taxes. Each of the Company and the Subsidiaries have: (i) filed all federal, provincial, state, local and foreign tax returns that are required to be filed or has requested extensions thereof and have paid all taxes required to be paid by, and any other assessment, fine, interest or penalty levied against the Company or any of the Subsidiaries to the extent that any of the foregoing is due and payable, except for any such assessment, fine, interest or penalty that is currently being contested in good faith or where a failure to file would not have a Material Adverse Effect; and (ii) established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no Liens for taxes on the assets of the Company or any of the Subsidiaries, and there are no audits of the tax returns of the Company or any of the Subsidiaries (whether federal, state, provincial, local or foreign) pending and there are no outstanding claims which have been or, to the best of the Company’s knowledge, may be asserted relating to any such tax returns, except where such Liens, audits or claims would not have a Material Adverse Effect. No domestic or foreign taxation authority has asserted or, to the best of the Company’s knowledge, threatened to assert any assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Company or any of the Subsidiaries (including, without limitation, any predecessor companies) filed for any year, except where such assessment, claim or liability would not have a Material Adverse Effect.

(ff)        Accounting Controls. Sandspring maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP and to maintain asset accountability, (iii) access to monies and investments is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(gg)      Status in the U.S. If any of the Offered Securities are sold in the United States, Sandspring makes the representations, warranties and covenants applicable to it in Schedule “A” hereto and acknowledges that the terms and conditions of the representations, warranties and covenants of the parties contained in Schedule “A” form part of this Underwriting Agreement.

(hh)      No Cease Trade Orders. There is no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Offered Securities or any of the Company’s issued securities, and no proceeding for such purpose being pending or, to the best of the Company’s knowledge, threatened under any Applicable Securities Laws.

(ii)        Stock Exchange Listing. The Common Shares are listed and posted for trading on the TSXV and the Company is in material compliance with the current listing requirements of the TSXV.

(jj)       Transfer Agent and Registrar. Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta has been duly appointed as the transfer agent and registrar for the Common Shares.

(kk)     Public Disclosure Record. As of the date hereof (i) there are no material facts or material changes relating to the Company or any of the Subsidiaries, or their respective businesses, which have not been publicly disclosed, (ii) no confidential material change report has been filed that remains confidential, and (iii) the Company has filed all continuous disclosure documents required to be filed by it under Canadian Securities Laws and such documents do not contain a misrepresentation.

(ll)        Money Laundering Laws. To the best of the Company’s knowledge, the operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all jurisdictions in which it operates, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”), except where such non-compliance would not have a Material Adverse Effect, and no action, suit or proceeding by or before any court of Governmental Authority or any arbitrator non-governmental authority involving the Company or any of the Subsidiaries with respect to the Money Laundering Laws is, to the best the Company’s knowledge, pending or threatened.

(mm)    Due Diligence Materials. The minute books and records of the Company made available to the Underwriters and their counsel in connection with their due diligence investigations of the Company are all of the minute books and records of the Company and contain copies of all material proceedings of the shareholders, the board of directors and all committees of the board of directors of the Company to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committees of the board of directors of the Company to the date of review of such corporate records and minute books not reflected in such minute books and other records, except with respect to minutes of meetings held on May 31, 2010 and September 13, 2010.

(nn)      Alternative Transactions. The Company is not currently in negotiations to sell or enter into an arrangement to sell all or substantially all of the assets of the Company or enter into a merger or other business combination with a third party or other similar transaction, which transaction does not provide for the completion of the Offering (an “Alternative Transaction”).

Section 6  Representations and Warranties of the Underwriters

(1)        Each Underwriter hereby severally (and not jointly nor jointly and severally) represents and warrants that:

(a)        it is, and will remain, until the completion of the Offering, appropriately qualified and registered under applicable Canadian Securities Laws so as to permit it to lawfully fulfil its obligations hereunder; and

(b)        it has all requisite corporate power and capacity to enter into this Underwriting Agreement and to carry out the transactions contemplated under this Underwriting Agreement on the terms and conditions set forth herein.

(2)       The representations and warranties of each of the Underwriters contained in this Underwriting Agreement shall be true at the Time of Closing and they shall not survive the completion of the transactions contemplated under this Underwriting Agreement but shall terminate on the completion of the distribution of the Offered Securities.

Section 7  Additional Covenants of Sandspring

In addition to any other covenant of Sandspring set forth in this Underwriting Agreement, Sandspring covenants with the Underwriters that:

(a)        Stock Exchange Listing. Prior to the Time of Closing, Sandspring will file or cause to be filed with the TSXV all necessary documents and will take, or cause to be taken, all necessary steps to ensure that the Offered Securities have been approved (or conditionally approved) for listing and for trading on the TSXV, subject only to satisfaction by Sandspring of the Standard Listing Conditions, and Sandspring shall thereafter, fulfill the Standard Listing Conditions within the time period prescribed by the TSXV.

(b)        Other Filings. Sandspring will make all necessary filings, obtain all necessary regulatory consents and approvals (if any) and will pay all filing fees required to be paid in connection with the transactions contemplated in this Underwriting Agreement.

(c)        Press Releases. Subject to compliance with applicable law or stock exchange rules, neither the Company nor the Underwriters will make any public announcement concerning the Offering, except if the other party has consented to such announcement. In such event, the party proposing to make the announcement will provide the other party with a reasonable opportunity to review a draft of the proposed announcement and an opportunity to provide comments thereon. If the Underwriters so request, the Company will include a reference to the Underwriters and their role in respect of the Offering in any press release or other public communication issued by the Company. If the Offering is successfully completed, the Underwriters shall have the right to place advertisements in financial and other newspapers and journals and presentations, at their own expense, describing their services to the Company hereunder and, in that regard, shall have the right to include therein the name and corporate logo of the Company, with the Company’s prior consent.

(d)        Reporting Issuer Status. Sandspring will use its reasonable best efforts to maintain its status as a “reporting issuer” not in default of the requirements of Canadian

Securities Laws for a period of two years following the Closing Date, provided that for greater certainty the foregoing shall not prevent the Company from pursuing or participating in any transaction that would result in the Company ceasing to be a reporting issuer.

(e)        Maintaining Stock Exchange Listings. The Company will use its reasonable best efforts to maintain the listing of its Common Shares on the TSXV or such other recognized stock exchange or quotation system as the Underwriters may approve, acting reasonably, for a period of two years following the Closing Date; provided that for greater certainty the foregoing shall not prevent the Company from pursuing or participating in any change of control transaction that would result in the Company delisting from the TSXV.

(f)        Use of Proceeds. Sandspring confirms its intention to use the net proceeds from the sale of the Offered Securities for the exploration and development of the Toroparu Property and general corporate purposes.

(g)        Standstill. From the date hereof until 120 days after the Closing Date, the Company agrees not to, without the prior written consent of Jennings, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, authorize, sell or issue or announce its intention to authorize, sell or issue, or negotiate or enter into an agreement to sell or issue, any securities of the Company (including those that are convertible or exchangeable into securities of the Company) other than (i) pursuant to the Offering; (ii) the issuance of non- convertible debt securities; (iii) upon the exercise of convertible securities, options or warrants of the Company outstanding as of the date hereof; (iv) pursuant to the Company’s stock option plan; or (v) pursuant to acquisition of shares or assets of arm’s length Persons which does not result in a change of control of the Company.

(h)        Alternative Transactions. In the event the Company enters into an agreement or makes a public announcement with respect to an Alternative Transaction prior to the earlier of completion of the Offering and October 31, 2010, the Company agrees to make payment to the Underwriters forthwith upon entering into such agreement or making such announcement in the amounts as described in Section 15 of this Underwriting Agreement as if the Offering had been completed. For the avoidance of doubt, if the Company enters into an Alternative Transaction, the Underwriters will have no further obligations hereunder other than as set forth in Section 17 of this Underwriting Agreement.

(i)        Lock-Up Agreements. The Company shall use its reasonable best efforts to cause the members of management of the Company set forth in Schedule “C” to execute agreements, in favour of the Underwriters, agreeing, from the date hereof until 120 days after the Closing Date, not to, without the prior written consent of Jennings, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, sell, agree or offer to sell, grant any option for the sale of, transfer, assign, pledge or otherwise dispose of any securities of the Company

(including those that are convertible or exchangeable into securities of the Company) individually owned, directly or indirectly, by such individual.

(j)         Material Change. The Company shall promptly advise the Underwriters of any material event or material change in the business, affairs, condition (financial or otherwise) or prospects of the Company that occur prior to the Time of Closing.

Section 8  Covenants of the Underwriters

(1)        The Underwriters hereby covenant and agree with Sandspring that:

(a)        Compliance with Canadian and Foreign Securities Laws. The Underwriters will comply with Canadian Securities Laws applicable to the Underwriters in connection with the offer, sale and the distribution of the Offered Securities in the Offering Provinces and the laws of any foreign jurisdictions where it offers or sells Offered Securities so that no prospectus, registration statement, offering memorandum or similar document is required to be filed and/or delivered by the Company in such foreign jurisdictions and no continuous disclosure obligations will be created.

(b)        Offering Jurisdictions. Without the prior consent of the Company, the Underwriters will not offer or sell the Offered Securities in any jurisdiction other than the Offering Jurisdictions.

(c)        Required Documents. The Underwriters will obtain from each Substituted Purchaser a completed and executed Subscription Agreement, together with all documentation (including documents required by the TSXV, if any) as may be necessary in connection with subscriptions for the Offered Securities, as applicable, to ensure compliance with Applicable Securities Laws and any approval (or conditional approval) of the TSXV.

(d)        Advertising. The Underwriters will refrain from advertising the Offering in printed media of general and regular paid circulation or on radio, television or other form of telecommunication or any other form of advertisement (including electronic display or the Internet including but not limited to the Company’s website) or sales literature with respect to the distribution of the Offered Securities or any seminar or meeting whose attendees have been invited by general solicitation or general advertising, and not make use of any green sheet or other internal marketing document without the consent of the Company, such consent to be promptly considered and not to be unreasonably withheld.

(e)        U.S. Offers and Sales. The Underwriters will comply with the obligations set out in Schedule “A” to this Underwriting Agreement.

(f)         Limitations. Without the prior consent of the Company, the Offered Securities will be distributed such that: (i) no placee that currently holds less than 10% of the issued and outstanding Common Shares will hold more than 10% of the issued and outstanding Common Shares after completion of the Offering; and (ii) any placee that owns more than 10% of the issued and outstanding Common Shares prior to the Offering will not increase its pro rata ownership of the issued and outstanding Common Shares as a result of the Offering. The Underwriters shall be entitled to rely on the representations and warranties of the Substituted Purchasers in the Subscription Agreements for purposes of determining whether the tests in Section 8(1)(f) of this Underwriting Agreement have been complied with.

(2)        Liability on Default. No Underwriter shall be liable to Sandspring under this Section 8 of this Underwriting Agreement with respect to a default by any of the other Underwriters or another Underwriter’s U.S. Affiliate, as the case may be, or for any default resulting from the Company’s failure to comply with Applicable Securities Laws.

Section 9  Closing

(1)       Location of Closing. The purchase and sale of the Offered Securities will be completed at the offices of Cassels Brock & Blackwell LLP in Toronto, Ontario (or at such other place as shall be agreed upon by the Company and Jennings, on behalf of the Underwriters) at the Time of Closing on the Closing Date.

(2)       Certificates. At the Time of Closing, subject to the terms and conditions contained in this Underwriting Agreement, Sandspring shall deliver to the Underwriters a certificate or certificates representing the Offered Securities against payment of the aggregate Offer Price by wire transfer on the Closing Date payable to Sandspring. Sandspring will, at the Time of Closing and upon receipt of such payment of the aggregate Offer Price for the Offered Securities to Sandspring, make payment in full of the Commission or shall direct the Underwriters to withhold the Commission from the payment of the aggregate Offer Price. Certificates representing the Offered Securities shall be registered in such names as the Underwriters may request, provided such request is made two (2) Business Days prior to the Closing Date.

Section 10  Over-Allotment Option and Over-Allotment Closing

(1)       The Company hereby grants to the Underwriters, in the respective percentages set out in Section 16 of this Underwriting Agreement, an option (the “Over-Allotment Option”) to purchase the Over-Allotment Shares at the Offer Price per Over-Allotment Share. The Over-Allotment Option may be exercised, in whole or in part, by Jennings, on behalf of the Underwriters, at any time by delivering to the Company written notice of exercise (the “Over-Allotment Notice”), setting out the number of Over-Allotment Shares to be purchased by the Underwriters, which notice must be received by the Company not later than 7:30 p.m. (Toronto time) on the second Business Day prior to the Closing Date. Upon furnishing of the Over-Allotment Notice, the Underwriters will severally (and not jointly nor jointly and severally) be committed to purchase in the respective percentages set out in Section 16 of this Underwriting Agreement and the Company will be committed to issue and sell in accordance with and subject to the provisions of this Underwriting Agreement, the number of Over-Allotment Shares indicated in the Over- Allotment Notice. Over-Allotment Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the distribution of the Offered Shares and for market stabilization purposes permitted pursuant to Canadian Securities Laws.

(2)        In the event that the Over-Allotment Option is exercised by the Underwriters and any of the Over-Allotment Shares are purchased by the Underwriters, the closing shall be held on the Closing Date in accordance with Section 9 of this Underwriting Agreement.

(3)        The closing of the Over-Allotment Option shall be conditional upon the satisfaction of the conditions set forth in Section 4 of this Underwriting Agreement as at Time of Closing.

Section 11  Compensation of the Underwriters

(1)       Commission on Offered Securities. Sandspring shall pay to the Underwriters, at the Time of Closing, the Commission equal to $0.143 per Offered Security sold pursuant to the terms of this Underwriting Agreement (being 5.5% of the gross proceeds received from the sale of each of the Offered Securities).

Section 12  Termination Rights

(1)        In addition to any other remedies which may be available to the Underwriters in respect of any default, act or failure to act, or non-compliance with the terms of this Underwriting Agreement by Sandspring, any Underwriter shall be entitled, at such Underwriter’s option, to terminate and cancel, without any liability on such Underwriter’s part, such Underwriter’s obligations under this Underwriting Agreement to purchase the Offered Securities at or at any time prior to the Time of Closing, if:

(a)       (i) in relation to Sandspring, any inquiry, action, suit, investigation or other proceeding, whether formal or informal (including matters of regulatory transgression or unlawful conduct), is commenced, announced, or threatened in relation to the Company which, in the sole opinion of the Underwriters, acting reasonably, has or would be expected to have a significant adverse effect on the market price or value of the securities of the Company, or any order or ruling is issued by any stock exchange or market, or any other regulatory authority in Canada or the United States; or (ii) any law or regulation under or pursuant to any statute of Canada or of any province thereof, or of the United States or any state or territory thereof, is promulgated or changed which moratorium, inquiry, investigation, proceeding, order, ruling, law or regulation, in such Underwriter’s opinion, acting reasonably, operates to prevent or materially restrict the distribution or trading of the Offered Securities or which, in such Underwriter’s opinion, acting reasonably, would reasonably be expected to materially and adversely affect the market price or value of the Offered Securities;

(b)       there is, in such Underwriter’s opinion, acting reasonably, a material change or a change in any material fact or a new material fact arises that would reasonably be expected to have a material adverse effect on the market price or value of the securities of the Company;

(c)        there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including without limiting the generality of the foregoing, any military conflict, civil insurrection, or any terrorist action (whether or not in connection with such conflict or insurrection) or new change in governmental law or regulation or other condition, which, in such Underwriter’s opinion, acting reasonably, materially adversely affects or involves, or will materially adversely affect or involve, the Canadian financial market and/or prevent or materially restrict the trading of the Common Shares or the distribution of the Offered Securities;

(d)        Sandspring is in material breach of any term, condition or covenant of this Underwriting Agreement or the Subscription Agreement, that has not otherwise been waived by the Underwriters, or any representation or warranty given by Sandspring in this Underwriting Agreement or the Subscription Agreement becomes or is materially false as at the date hereof; or

(e)        the Underwriters are not satisfied, acting reasonably and in their sole discretion, with the results of their due diligence investigation of the Company.

(2)       The rights of termination contained in this section may be exercised by any Underwriter giving written notice thereof to the Company and the other Underwriters at any time prior to the Time of Closing and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Underwriting Agreement or the Subscription Agreement or otherwise. In the event of any such termination, there shall be no further liability or obligation on the part of such Underwriter to the Company or on the part of the Company to the Underwriter except in respect of any liability or obligation under any of Section 13, Section 14, Section 15 and Section 17 of this Underwriting Agreement, which will remain in full force and effect.

Section 13  Indemnity

(1)       Sandspring covenants and agrees to protect, indemnify, and save harmless, each of the Underwriters, their respective U.S. Affiliates, and each of their respective directors, officers, employees, affiliates and agents (individually, an “Indemnified Person” and collectively the “Indemnified Persons”) from and against all losses, claims, damages, payments, liabilities, costs, fines, penalties and reasonable expenses (including the amount paid in settlement of any claim, action, suit or proceeding and the reasonable fees and expenses of counsel on a solicitor and his own client basis incurred obtaining advice in respect of, or in defending or settling, any such claim, action, suit or proceeding) (each, a “Claim”), joint or several, in any way arising, directly or indirectly, from, by virtue of, or related to, enforcing the provisions of this Underwriting Agreement or any Subscription Agreement, including, without limitation:

(a)       the Underwriters having acted as underwriters in respect of the Offering or the Selling Group members having acted as selling group members in respect of the

Offering (other than by reason of the negligence, wilful misconduct or bad faith of the Underwriters or the Selling Group members, provided that this exception shall only apply to the Selling Group members which have been negligent, committed wilful misconduct or exercised bad faith);

(b)        any order made or inquiry, investigation or proceeding commenced or threatened by any officer or official of any stock exchange, any securities commission or authority or any other competent authority, not based upon the activities or the alleged activities of the Underwriters or any Selling Group members;

(c)        the non-compliance or alleged non-compliance by the Company with any Applicable Securities Laws or any other applicable law in connection with the transactions contemplated herein;

(d)        any negligence or wilful misconduct by the Company relating to or connected with the sale by the Company of the Offered Securities;

(e)        any misrepresentation or alleged misrepresentation (except any made by the Underwriters or Selling Group members and for which the Underwriters did not rely on any information provided by the Company or anyone acting on its behalf, provided that this exception shall only apply to the Selling Group members who have made such misrepresentation or alleged misrepresentation) relating to the Offering or the Offered Securities, whether oral or written and made during and in connectionwith the Offering where such misrepresentation or alleged misrepresentation may give or gives rise to any other liability under any statute in any jurisdiction which is in force on the date hereof or which comes into force after the date hereof;

(f)         any failure or alleged failure to make timely disclosure of a material change by the Company during the Offering where such failure relates to the Offering or the Offered Securities and may give or gives rise to any liability under any statute in any jurisdiction which is in force on the date hereof or which comes into force after the date hereof; or

(g)        the breach of, or default under, any term, condition, covenant or agreement of the Company made or contained herein or any representation or warranty of the Company made or contained herein being or being alleged to be untrue, false or misleading.

If any matter or thing contemplated by this Section 13 of this Underwriting Agreement shall be asserted against any Indemnified Person in respect of which indemnification is or might reasonably be considered to be provided hereunder, such Indemnified Person shall notify the Company as soon as possible of the nature of such claim and the Company shall be entitled, but not required, to assume the defence of any action, suit or proceeding brought to enforce such claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to the Indemnified Person and that no settlement may be made by the Company or the Indemnified Person without the prior written consent of the other of them (such consent not to be unreasonably withheld) and the Company shall not be liable for any settlement of any such claim unless it has consented in writing to such settlement.

(2)        In any claim referred to in this Section 13 of this Underwriting Agreement, the Indemnified Person shall have the right to retain separate legal counsel to act on behalf of such Indemnified Person provided that the fees and disbursements of such separate legal counsel shall be paid by the Indemnified Person unless:

(a)        the Company fails to assume the defence of such claim on behalf of the Indemnified Person within a reasonable time of receiving notice of such claim;

(b)        the Company and the Indemnified Person shall have mutually agreed to the retention of such separate legal counsel; or

(c)        the named parties to such claim (including any added, third or impleaded parties) include both the Company and the Indemnified Person and the Indemnified Person has been advised by legal counsel that representation of both the Company and the Indemnified Person by the same legal counsel would be inappropriate due to actual or potential differing interests between them;

in which event or events the reasonable fees and disbursements of such separate legal counsel shall be paid by the Company, subject as hereinafter provided. Where more than one Indemnified Person is entitled to retain separate counsel in the circumstances described in this Section 13(2) of this Underwriting Agreement, all Indemnified Persons shall be represented by one separate legal counsel and the reasonable fees and disbursements of only one separate legal counsel for all Indemnified Persons shall be paid by the Company, unless:

(i)         the Company and the Indemnified Persons have mutually agreed to the retention of more than one legal counsel for the Indemnified Persons; or

(ii)        the Indemnified Persons have or any of them has been advised in writing by legal counsel that representation of all of the Indemnified Persons by the same legal counsel would be inappropriate due to actual or potential differing interests between them;

provided however that the Company shall not in any event be obliged to pay the fees and disbursements of more than one counsel in addition to the Company’s legal counsel.

(3)       To the extent that the indemnity contained in this Section 1 of this Underwriting Agreement is given in favour of a Person who is not a party to this Underwriting Agreement, the Company hereby constitute the Underwriters as trustees for such Person for such indemnity and the covenants given by Company to such Person in this Underwriting Agreement. The Underwriters hereby accept such trust and holds such indemnity and covenants for the benefit of such Persons. The benefit of such indemnity and covenants shall be held by the Underwriters in trust for the Persons in favour of whom such indemnities and covenants are given and may be enforced directly by such Persons.

Section 14  Contribution

In the event that the indemnity provided for in Section 13 of this Underwriting Agreement is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or for any other reason, the Underwriters and the Indemnifier (as defined herein) shall contribute to the aggregate of all Claims of the nature provided for in Section 13 of this Underwriting Agreement such that each Underwriter shall be responsible for that portion represented by the percentage of the Commission payable by Sandspring to such Underwriter bears to the gross proceeds realized by Sandspring from the distribution, whether or not the Underwriters have been sued together or separately, and the applicable indemnifying party (the “Indemnifier”) shall be responsible for the balance, provided that, in no event shall an Underwriter be responsible for any amount in excess of the portion of the Commission actually received by such Underwriter. In the event that the Indemnifier may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of: (a) the portion of the full amount of the Claim giving rise to such contribution for which such Underwriter is responsible; and (b) the amount of the Commission actually received by any Underwriter. Notwithstanding the foregoing, a person guilty of fraud or fraudulent misrepresentation shall not be entitled to contribution from any other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any Claim against such party in respect of which a claim for contribution may be made against another party or parties under this section, notify such party or parties from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this section, except to the extent that the party from whom contribution may be sought is materially prejudiced by such omission. The right to contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

Section 15  Expenses

Whether or not the Offering is completed, all reasonable expenses of or incidental to the sale of the Offered Securities shall be borne by the Company. The reasonable fees and disbursements of legal counsel for the Underwriters (to a maximum of $75,000, exclusive of disbursements and Harmonized Sales Tax) and the Underwriters’ reasonable out-of-pocket expenses shall be borne by the Company, such fees and expenses to be deducted from the gross proceeds of the Offering otherwise payable at the closing of the Offering.

Section 16  Liability of the Underwriters

(1)       The obligation of the Underwriters to purchase the Offered Securities in connection with the Offering at the Time of Closing shall be several (and not jointly nor jointly and severally) and shall be as to the following percentages:

Jennings Capital Inc.	30%
GMP Securities L.P.	30%
Mackie Research Capital Corporation	30%

Cormark Securities Inc.	10%

Total	100%

(2)        If an Underwriter shall not complete the purchase and sale of the Offered Securities which such Underwriter has agreed to purchase hereunder for any reason whatsoever (a “Refusing Underwriter”), the other Underwriters (the “Continuing Underwriters”) shall be entitled, at their option, to purchase all but not less than all of the Offered Securities which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Offered Securities to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing. If the Continuing Underwriters do not elect to purchase the balance of the Offered Securities pursuant to the foregoing:

(a)       the Continuing Underwriters shall not be obliged to purchase any of the Offered Securities that any Refusing Underwriter is obligated to purchase; and

(b)       the Company shall not be obliged to sell all of the Offered Securities,

and the Company shall be entitled to terminate its obligations under this Underwriting Agreement arising from its acceptance of this offer, in which event there shall be no further liability on the part of the Company or the Continuing Underwriters, except pursuant to the provisions of Section 13, Section 14, Section 15 and Section 17 of this Underwriting Agreement. Notwithstanding the foregoing, the Refusing Underwriter shall not be entitled to the benefit of the provisions of Section 13, Section 14, and Section 15 and Section 17 of this Underwriting Agreement following such termination. Nothing in this Underwriting Agreement shall oblige any U.S. Affiliate of any of the Underwriters to purchase the Offered Securities. Any U.S. Affiliate who makes any offers or sales of the Offered Securities to U.S. Persons will do so solely as an agent for an Underwriter.

Section 17  Confidentiality

(1)       The Underwriters shall keep confidential all information obtained by them from the Company in connection with the Offering for two (2) years from September 27, 2010. This confidentiality obligation shall not apply or extend to information now in the public domain, information which may subsequently become public other than through breach by the Underwriters of their obligations hereunder, information disclosed to the Underwriters by third parties in respect of which such third parties are not under an obligation of confidentiality to the Company or information which is required by law, rule or regulation to be disclosed. The Underwriters and their representatives, including professional consultants, shall be made aware of and be bound by this provision.

(2)       The advice or opinions of the Underwriters, including any background or supporting materials and analysis, shall not be publicly disclosed or referred to or provided to any third party by the Company without the prior written consent of Jennings, on behalf of the Underwriters.

(3)        Notwithstanding anything to the contrary contained in this Underwriting Agreement, in connection with the Offering, nothing in this Section 17 of this Underwriting Agreement shall (i) prevent the Underwriters or any of their affiliates (collectively, the “Syndicate”) from complying with all applicable disclosure laws, rules, regulations and principles in connection with such offering or sale of the Offered Securities, (ii) restrict the ability of the Syndicate to consider information for due diligence purposes or share information with other underwriters, agents, dealers or other parties participating in, or providing professional advice with respect to, such offering, (iii) prevent the Syndicate from retaining documents or other information in connection with due diligence or (iv) prevent the Syndicate from using any documents in investigating or defending itself against claims made, or threatened or which the Syndicate believes may be threatened by purchasers, regulatory authorities or others in connection with such offering or sale of Offered Securities.

Section 18  Governing Law

This Underwriting Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 19  Survival of Warranties, Representations, Covenants and Agreements

Except as expressly provided for in this Underwriting Agreement, all warranties, representations, covenants and agreements of Sandspring herein contained, or contained in any Subscription Agreement, shall survive the purchase by the Underwriters of the applicable Offered Securities and shall continue in full force and effect, regardless of the closing of the sale of the Offered Securities and regardless of any investigation which may be carried on by the Underwriters. Without limitation of the foregoing, the provisions contained in this Underwriting Agreement in any way related to the indemnification or the contribution obligations shall survive and continue in full force and effect, indefinitely, subject only to the limitation requirements of applicable law.

Section 20  No Fiduciary Relationship

The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Offered Securities. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Underwriting Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of the purchase and sale of the Offered Securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Underwriting Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Offered Securities, do not constitute advice or recommendations to the Company. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary or similar duty to the Company in connection with the transactions contemplated by this Underwriting Agreement or any matters leading up to such transactions.

Section 21  Notices

Any notices, consent, waiver or other communications (each, a “notice”) required or permitted to be given under this Underwriting Agreement shall be in writing addressed as follows:

(a)        to Sandspring at:

Sandspring Resources Ltd.
8000 South Chester Street
Suite 375
Centennial, CO 80112

Attention:                                    Richard Munson, Chief Executive Officer
Facsimile No.:                             (303) 904-4989

with a copy (for informational purposes only and not constituting notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3C2

Attention:                                    Jay Goldman
Facsimile No.:                             (416) 644-9337

(b)        to the Underwriters at:

Jennings Capital Inc.
33 Yonge St., Suite 320
Toronto, Ontario M5E 1G4

Attention:                                    John Jentz, Senior Managing Director
Facsimile No.:                             (416) 214-2844

GMP Securities L.P.
145 King Street West, Suite 300
Toronto, Ontario M5H 1J8

Attention:                                    Douglas Bell, Managing Director
Facsimile No.:                             (416) 943-6160

Mackie Research Capital Corporation
199 Bay Street, Suite 4500
Commerce Court West, Box 368
Toronto, ON, M5L 1G2

Attention:                                    Howard Katz, Managing Director
Facsimile No.:                             (416) 860-7674

Cormark Securities Inc.
200 Bay Street, Royal Bank Plaza
South Tower, Suite 2800
Toronto, ON, M5J 2J2

Attention:                                    Darren Wallace, Managing Director
Facsimile No.:                             (416) 943-6496

with a copy to (for informational purposes only and not constituting notice) to:

Lang Michener LLP
Brookfield Place
181 Bay Street, Suite 2500
Toronto, Ontario
M5J 2T7

Attention:                                    Hellen Siwanowicz
Facsimile No.:                             (416) 365-1719

Any party may change their respective address or facsimile number for notice by providing notice in the aforesaid manner. Any such notice (i) if given by facsimile shall be deemed to have been given on the day on which it was delivered, provided it is given prior to 4:30 p.m. (local time of the recipient) on a Business Day, and, in any other case, be deemed to be given and received on the next Business Day, or (ii) if given by any other means, when delivered at the address specified in this Section 21 of this Underwriting Agreement. Notice will be considered delivered as of the next Business Day, if delivered on a day which is not a Business Day.

Section 22  Counterpart Signature

This Underwriting Agreement may be executed by any one or more of the parties to this Underwriting Agreement by facsimile or other electronic communication or in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

Section 23  Time of the Essence

Time shall be of the essence in this Underwriting Agreement.

Section 24  Severability

If any provision of this Underwriting Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Underwriting Agreement and shall be severable from this Underwriting Agreement.

Section 25  Entire Agreement

This Underwriting Agreement constitutes the entire agreement among the Company and the Underwriters in connection with the Offering and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, including, but not limited to, the engagement letter dated September 27, 2010 relating to the Offering between the Company and Jennings.

[signature page follows]

Section 26  Acceptance

If this Underwriting Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by Sandspring, please communicate your acceptance by executing where indicated below and returning by facsimile (or other electronic communication) one copy and returning an originally executed copy to the Underwriters.

Yours very truly,

JENNINGS CAPITAL INC.

By: "John Jentz"
John Jentz,
Senior Managing Director

GMP SECURITIES L.P.

By: “Douglas Bell”
Douglas Bell,
Managing Director

MACKIE RESEARCH CAPITAL CORPORATION

By: “Howard Katz”
Howard Katz,
Managing Director

CORMARK SECURITIES INC.

By: “Darren Wallace”
Darren Wallace,
Managing Director

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED at Toronto as of this 14th day of October, 2010.

SANDSPRING RESOURCES LTD.

By: “Richard Munson”
Richard Munson,
Chief Executive Officer

SCHEDULE “A”

UNITED STATES OFFERS AND SALES

Reference is made to the underwriting agreement Sandspring Resources Ltd. (“Sandspring” or the “Company”) and the underwriters named therein dated October 14, 2010 (the “Underwriting Agreement”).

1.   As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule “A” is annexed, and the following terms shall have the meanings indicated:

(a)       “Directed Selling Efforts” means directed selling efforts as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities;

(b)       “Foreign Issuer” means “foreign issuer” as that term is defined in Rule 902(e) of Regulation S;

(c)        “General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used under Rule 502(c) of Regulation D, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d)       “Offshore Transaction” means “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

(e)       “SEC” means the United States Securities and Exchange Commission; and

(f)        “Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S.

Representations, Warranties and Covenants of the Underwriters

2.   Each of the Underwriters and the U.S. Affiliates acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws. Accordingly, each of the Underwriters and the U.S. Affiliates represents, warrants and covenants to the Company that:

(a)        It has not offered and sold, and will not offer and sell, any Offered Securities forming part of its allotment except (a) in an Offshore Transaction in accordance with Rule 903 of Regulation S or (b) in the United States as provided in Sections 2(b) through 2(i) below.

Accordingly, neither the Underwriter nor any of its affiliates nor any persons acting on its behalf, has made or will make (except as permitted in Sections 2(b) through 2(j) below), (i) any offer to sell or any solicitation of an offer to buy, any Offered Securities to any person in the United States, (ii) any sale of Offered Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on its or their behalf reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to the Offered Securities.

(b)        It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its U.S. Affiliates, any selling group members or with the prior written consent of the Company. It shall require each selling group member to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the provisions of this Schedule “A” applicable to the Underwriter as if such provisions applied to such selling group member.

(c)        All offers and sales of Offered Securities in the United States shall be made by the Underwriter through its U.S. Affiliate, which on the dates of such offers and sales was and will be duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state securities laws (except where exempted from the respective state’s broker-dealer registration requirements), and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. in accordance with all applicable United States federal and state securities (including broker-dealer) laws. The U.S. Affiliate will make all offers and sales of Offered Securities in compliance with all applicable United States federal and state broker-dealer requirements.

(d)        It and its affiliates have not, either directly or through a person acting on its or their behalf, solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, any of the Offered Securities in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

(e)        Any offer, sale or solicitation of an offer to buy Offered Securities that has been made or will be made in the United States was or will be made on a Substituted Purchaser basis only to Institutional Accredited Investors in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws.

(f)         Immediately prior to soliciting any purchaser that is in the United States or for the benefit or account of a person in the United States, the Underwriter, the U.S. Affiliate, their respective affiliates, and any person acting on their behalf, had reasonable grounds to believe and did believe that each such purchaser was an Institutional Accredited Investor, and at the time of completion of each sale to or for the benefit or account of a person in the United States, the Underwriter, the U.S. Affiliate, their respective affiliates, and any person acting on their behalf will have reasonable grounds to believe and will believe, that each purchaser designated by the Underwriter or the U.S. Affiliate to purchase Offered Securities from the Company is an Institutional Accredited Investor.

(h)        Prior to any sale of Offered Securities in the United States, it shall cause each purchaser to execute a Subscription Agreement in the form agreed to between the Company and the Underwriters.

(i)         At least one business day prior to the Time of Delivery, the transfer agent will be provided with a list of all purchasers of the Offered Securities in the United States.

(j)         At closing, each U.S. Affiliate and each Underwriter, as applicable, will provide a certificate, substantially in the form of Exhibit I, relating to the manner of the offer and sale of the Offered Securities in the United States.

(k)        Prior to soliciting any offerees and prior to the completion of any sale of Offered Securities to persons in the United States, each purchaser will be informed that the Offered Securities have not been and will not be registered under the U.S. Securities Act, or any applicable state securities laws, and are being offered to such purchaser in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Rule 506 of Regulation D.

(l)         The Underwriter and the U.S. Affiliate acknowledge that, until 40 days after the commencement of the offering of the Offered Securities, an offer or sale of the Offered Securities within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from registration under the U.S. Securities Act..

(m)       None of the Underwriter, the U.S. Affiliate nor any person acting on its or their behalf has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with its offers or sales of the Offered Securities in the United States.

Representations, Warranties and Covenants of the Company

3.        The Company represents, warrants, covenants and agrees that:

(a)       The Company is a Foreign Issuer with no Substantial U.S. Market Interest in the Offered Securities of the Company.

(b)       The Company is not, and as a result of the sale of the Offered Securities contemplated hereby will not be, an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

(c)        Except with respect to offers and sales to Institutional Accredited Investors in reliance upon an exemption from registration under the U.S. Securities Act, neither the Company nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriter, the U.S. Affiliate, or any members of the banking and selling group formed by them, as to whom the Company makes no representation), has made or will make: (i) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to or for the benefit of a person in the United States; or (ii) any sale of Offered Securities unless, at the time the buy order was or will have been originated, the purchaser is (A) outside the United States, or (B) the Company, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

(d)        Neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriter, the U.S. Affiliate, or any members of the banking and selling group formed by them, as to whom the Company makes no representation), has made or will make any Directed Selling Efforts in the United States with respect to the Offered Securities, or has taken or will take any action that would cause the applicable exemption afforded by the U.S. Securities Act or Regulation S to be unavailable for offers and sales of the Offered Securities pursuant to this agreement.

(e)        None of the Company, any of its affiliates or any person acting on its or their behalf have (other than the Underwriter, the U.S. Affiliate, or any members of the banking and selling group formed by them, as to whom the Company makes no representation) has offered or will offer to sell, or has solicited or will solicit offers to buy, any of the Offered Securities in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

(f)         Except with respect to the offer and sale of the Offered Securities offered hereby, neither the Company nor any person acting on behalf of the Company has, within six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of the Company’s securities of the same or similar class to that of the Offered Securities, in a manner that would be integrated with the offer and sale of the Offered Securities and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Offered Securities.

(g)        Neither the Company nor any of its predecessors or affiliates has been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

(h)        None of the Company, its affiliates or any person acting on its behalf, (other than the Underwriter, the U.S. Affiliate, or any members of the banking and selling group formed by them, as to whom the Company makes no representation) has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with any offer or sale of the Offered Securities.

(i)         The Offered Securities are neither (i) part of a class listed on a national securities exchange in the United States, nor (ii) quoted in an automated inter-dealer quotation system in the United States.

(j)         For so long as any of the Offered Securities are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, if the Company is neither subject to the reporting requirements of section 13 or 15(d) of the U.S. Exchange Act, nor exempt from such reporting requirements pursuant to Rule 12g3-2(b) under the U.S. Exchange Act, the Company will provide to any holder of Offered Securities and any prospective purchaser of Offered Securities designated by such holder, upon the request of such holder or prospective purchaser, the information required to be provided to such holder or prospective purchaser by paragraph (d)(4) of Rule 144A under the U.S. Securities Act.

EXHIBIT I TO SCHEDULE A

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of common shares (the “Offered Securities”) of Sandspring Resources Ltd. (the “Company”) pursuant to the underwriting agreement dated October 14, 2010 (the “Underwriting Agreement”) among the Company and the several Underwriters named therein (the “Underwriters”), the undersigned Underwriter and [●], as the U.S. Affiliate (the “Placement Agent”), do hereby certify as follows:

(a)           the Offered Securities have been offered and sold to or for the benefit or account of persons in the United States only through the U.S. Affiliate, which was on the dates of such offers and sales, and is on the date hereof, a duly registered broker or dealer pursuant to Section 15(b) of the U.S. Exchange Act, as amended, and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state’s broker-dealer registration requirements) and was on the date of such offers and sales and is on the date hereof a member in good standing with the Financial Industry Regulatory Authority, Inc.;

(b)           all offers of Offered Securities to or for the benefit or account of persons in the United States have been effected through the U.S. Affiliate in accordance with all applicable federal and state laws and regulations governing the registration and conduct of securities brokers and dealers;

(c)           immediately prior to transmitting the Subscription Agreement to such offeree, we had reasonable grounds to believe and did believe that each such offeree was an Institutional Accredited Investor, and, on the date hereof, we have reasonable grounds to believe and do believe that each person in the United States and each person purchasing for the account or benefit of a person in the United States that we have arranged to purchase Offered Securities directly from the Company is an Institutional Accredited Investor;

(e)           no form of “general solicitation or general advertising” (as those terms are used in Rule 502 of Regulation D) was used by us, including, but not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the Internet, or broadcast over radio, television, or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units in the United States and to, or for the account or benefit of, U.S. Persons or persons in the United States;

(f)            the offering of the Offered Securities has been conducted in accordance with the terms of the Underwriting Agreement; and

(g)           prior to any sale of Offered Securities to or for the benefit or account of a person in the United States, we caused the purchaser to execute a Subscription Agreement in the form agreed to by the Underwriters and the Company, including the U.S. Accredited Investor Certificate annexed thereto as Schedule F.

Capitalized terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this _________________ day of ___________________________________, 2010.

●

By: ________________________________________
Name:
Title:

●

By: ________________________________________
Name:
Title:

SCHEDULE “B”

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Percent Ownership

GoldHeart Investment Holdings Ltd.	100% direct ownership

ETK Inc.	100% indirect ownership

SCHEDULE “C”

MEMBERS OF MANAGEMENT

Name	Title

Richard A. Munson	Chief Executive Officer

Abraham Drost	President

Carmelo Marrelli	Chief Financial Officer

SCHEDULE “D” LIST OF PROPERTIES

(please see attached)

Schedule of ETK Guyana Properties

Alphonso Properties

Small Scale Claim Licenses:

Pam 1, Pam 2, Pam 3, Joy 1, Joy 2, Joy 3 and Joy 4 located in or near the Puruni River within the exterior boundaries of Mining Permit 11, described below, and as reflected on the records of the Guyana Geology & Mines Commission following verification surveys and review conducted in October, November and December 2007 and as reissued by GGMC in 2008 based on the map plotted by S.L.S., R McDonald.

Prospecting Permits:

Prospecting Permits: Sorted by Month Coming Due and by PPMS# within each Month.

References to Map# refer to the number assigned to each Permit and shown on the Toroparu Gold-Copper  Prospect Claim Map attached hereto.

Date	GS8#	PPMS #	Location	Map #
Permits Coming Due In February: 16 Total Permits
February 10	A-140/000/0247/97	0080/2000	Upper Mazaruni	96
February 10	A-140/001/0248/97	0081/2000	Upper Mazaruni	105
February 10	A-140/002/0249/97	0082/2000	Upper Mazaruni	108
February 10	A-140/003/0250/97	0083/2000	Upper Mazaruni	123
February 10	A-140/004/0251/97	0084/2000	Upper Mazaruni	127
February 10	A-140/005/0252/97	0085/2000	Upper Mazaruni	135
February 10	A-140/007/0254/97	0086/2000	Upper Mazaruni	131
February 10	A-140/008/0255/97	0087/2000	Upper Mazaruni	126
February 10	A-140-009/0256/97	0088/2000	Upper Mazaruni	122
February 10	A-140-010/0257/97	0089/2000	Upper Mazaruni	107
February 10	A-140/011/0258/97	0090/2000	Upper Mazaruni	104
February 10	A140/023/270/97	0091/2000	Puruni River	158
February 10	A-140/024/271/97	0092/2000	Puruni River	159
February 10	A-140/025/272/95	0093/2000	Puruni River	160
February 10	A-140/026/273/97	0094/2000	Puruni River	161
February 10	A-140/027/274/97	0095/2000	Puruni River	162

Permits Coming Due in March: 44 Total Permits
March 06	A-185/005/0413/99	0228/2001	Puruni River	15
March 06	A-185/006/0414/99	0229/2001	Puruni River	20
March 06	A-185/007/0415/99	0330/2001	Upper Puruni	28
March 06	A-185/008/0416/99	0331/2001	Upper Puruni	29
March 06	A-185/012/0420/99	0332/2001	Upper Puruni	41
March 06	A-185/014/0422/99	0334/2001	Upper Puruni	39
March 06	A-185/015/0423/99	0335/2001	Ikuk River	38
March 06	A-185/016/0424/99	0336/2001	Ikuk River	58
March 06	A-185/017/0425/99	0337/2001	Ikuk River	57
March 06	A-185/018/0426/99	0338/2001	Upper Puruni	56
March 06	A-185/019/0427/99	0339/2001	Upper Puruni	55
March 06	A-185/020/0428/99	0340/2001	Upper Puruni	54
March 06	A-185/021/0429/99	0341/2001	Upper Puruni	53

Date	GS8#	PPMS #	Location	Map #.
March 06	A-185/022/0430/99	0342/2001	Ikuk River	75
March 06	A-185/032/0440/99	0351/2001	Putaring	2
March 06	A-185/033-0441/99	0352/2001	Putaring	1
March 07	A-185/003/0411/99	0227/2001	Puruni River	3
March 07	A-185/013/0421/99	0333/2001	Upper Puruni	40
March 07	A-185/023/0431/99	0343/2001	Ikuk River	74
March 07	A-185/024/0432/99	0344/2001	Ikuk River	73
March 07	A-185/028/0436/99	0347/2001	Putaring	95
March 07	A-185/029/0437/99	0348/2001	Putaring	94
March 07	A-185/038/0446/99	0357/2001	Tamakay	17
March 08	A-185/025/0433/99	0345/2001	Ikuk River	72
March 08	A-185/026/0426/99	0346/2001	Putaring	71
March 08	A-185/030/0438/99	0349/2001	Putaring	93
March 08	A-185/031/0439/99	0350/2001	Putaring	92
March 08	A-185/034/0442/99	0353/2001	Putaring	9
March 08	A-185/035/0443/99	0354/2001	Puruni River	10
March 08	A-185/036/0444/99	0355/2001	Puruni River	14
March 08	A-185/037/0445/99	0356/2001	Tamakay	13
March 08	A-185/039/0447/99	0358/2001	Tamakay	18
March 08	A-185/040/0448/99	0359/2001	Tamakay	26
March 08	A-185/041/0449/99	0360/2001	Tamakay	27
March 11	A-184/000/0394/99	0264/2001	Puruni River	31
March 11	A-184/001/0395/99	0265/2001	Ikuk River	44
March 11	A-184/002/0396/99	0266/2001	Ikuk River	59
March 11	A-184/003/0397/99	0267/2001	Ikuk River	76
March 11	A-184/004/0398/99	0268/2001	Ikuk River	78
March 11	A-184/005/0399/99	0269/2001	Ikuk River	79
March 11	A-184/006/0400/99	0270/2001	Ikuk River	98
March 11	A-184/007/0401/99	0271/2001	Ikuk River	97
March 12	A-184/008/0402/99	0272/2001	Ikuk River	77
March 13	A-140/028/0275/97	0195/2001	Tamakay	141

Permits Coming Due in May: 11 Total Permits
May 17	A-185/004/0412/99	338/2001	Puruni River	19
May 27	A-185/009/0417/99	0424/2001	Upper Puruni	30
May 28	A-185/010/0418/99	0425/2001	Upper Puruni	43
May 28	A-185/011/0419/99	0426/2001	Upper Puruni	42
May 29	A-141/000/0282/97	225/2000	Pashanamu	101
May 29	A-141/001/0283/97	226/2000	Pashanamu	100
May 29	A-141/002/0284/97	227/2000	Pashanamu	80
May 29	A-141/003/0285/97	228/2000	Pashanamu	99
May 29	A-141/004/0286/97	229/2000	Pashanamu	109
May 29	A-141/005/0287/97	230/2000	Pashanamu	110
May 29	A-141/006/0288/97	231/2000	Pashanamu	128

Permits Coming Due in June: 5 Total Permits
June 06	A-106/014/500/95	164/2000	Puruni River	90
June 06	A-106/015/501/95	165/2000	Puruni River	52
June 06	A-106/016/502/95	166/2000	Puruni River	51
June 06	A-106/017/503/95	167/2000	Puruni River	36
June 06	A-106/018/504/95	168/2000	Puruni River	35

Permits Coming Due in July: 2 Total Permits
July 07	A-140/012/97	0467/2002	Upper Mazaruni	106
July 07	A-225/006/2001	0475/2002	Tamakay	157

Permits Coming Due in August: 9 Total Permits
August 14	A-185/001/99	0577/2002	Upper Puruni	5
August 14	A-185/002/99	0578/2002	Upper Puruni	4
August 15	A-184/009/99	0579/2002	Upper Puruni	149
August 15	A-184/010/99	0580/2002	Upper Puruni	148
August 15	A-184/011/99	0581/2002	Upper Puruni	147
August 15	A-184/012/99	0582/2002	Upper Puruni	146
August 15	A-184/013/99	0583/2002	Upper Puruni	150
August 15	A-218/002/2001	0594/2002	Tamakay	144
August 27	A-140/021/268/97	0523/2001	Tamakay	139

Permits Coming Due in September: 31 Total Permits
September 19	A-199/000/2000	620/2001	Puruni River	64
September 19	A-199/001/2000	621/2001	Puruni River	81
September 19	A-199/002/2000	622/2001	Puruni River	82
September 19	A-199/003/2000	623/2001	Puruni River	83
September 19	A-199/004/2000	624/2001	Puruni River	85
September 19	A-199/005/2000	625/2001	Puruni River	87
September 19	A-199/006/2000	626/2001	Puruni River	115
September 19	A-199/007/2000	627/2001	Puruni River	117
September 19	A-199/008/2000	628/2001	Puruni River	118
September 19	A-199/009/2000	629/2001	Puruni River	114
September 19	A-199/010/2000	630/2001	Puruni River	103
September 19	A-199/011/2000	631/2001	Puruni River	102
September 19	A-199/012/2000	632/2001	Puruni River	111
September 19	A-199/013/2000	633/2001	Puruni River	112
September 20	A-199/014/2000	634/2001	Puruni River	113
September 20	A-199/016/2000	635/2001	Puruni River	138
September 20	A-199/017/2000	636/2001	Puruni River	137
September 20	A-199/018/2000	637/2001	Puruni River	136
September 20	A-199/021/2000	639/2001	Puruni River	32
September 20	A-199/022/2000	640/2001	Puruni River	33
September 20	A-199/023/2000	641/2001	Puruni River	34
September 20	A-199/024/2000	642/2001	Puruni River	48
September 20	A-199/025/2000	643/2001	Puruni River	60
September 20	A-199/026/2000	644/2001	Puruni River	37
September 20	A-199/032/2000	649/2001	Puruni River	61
September 20	A-225/000/2001	0679/2002	Tamakay	151
September 25	A-225/001/2001	0680/2002	Tamakay	152
September 25	A-225/002/2001	0681/2002	Tamakay	153
September 25	A-225/003/2001	0682/2002	Tamakay	154
September 25	A-225/004/2001	0683/2002	Tamakay	155
September 25	A-225/005/2001	0684/2002	Tamakay	156

Permits Coming Due in October: 27 Total Permits
October 06	A-140/013/97	0659/2002	Upper Puruni	121
October 06	A-140/014/97	0660/2002	Upper Puruni	125
October 06	A-140/015/97	0661/2002	Upper Puruni	130
October 06	A-140/017/97	0662/2002	Tamakay	68

October 06	A-140/018/97	0663/2002	Tamakay	129
October 06	A-140/019/97	0664/2002	Tamakay	124
October 06	A-140/020/97	0665/2002	Upper Puruni	120
October 06	A-140/029/97	0666/2002	Tamakay	143
October 06	A-140/030/97	0667/2002	Tamakay	142
October 07	A-199/033/2000	0644/2002	Tamakay	45
October 07	A-199/034/2000	0645/2002	Tamakay	47
October 07	A-199/035/2000	0646/2002	Tamakay	46
October 07	A-199/036/2000	0647/2002	Tamakay	62
October 07	A-199/037/00	0648/2002	Upper Puruni	63
October 08	A-199/038/00	0649/2002	Upper Puruni	49
October 08	A-199/039/00	0686/2002	Upper Puruni	50
October 08	A-199/040/00	0687/2002	Upper Puruni	67
October 08	A-199/041/00	0688/2002	Upper Puruni	89
October 08	A-199/042/00	0689/2002	Upper Puruni	116
October 08	A-199/043/00	0690/2002	Upper Puruni	88
October 08	A-199/044/00	0691/2002	Upper Puruni	86
October 08	A-199/045/00	0692/2002	Upper Puruni	84
October 08	A-199/046/00	0693/2002	Upper Puruni	66
October 08	A-199/047/00	0694/2002	Upper Puruni	65
October 15	A-199/015/2000	643/2002	Tamakay	119
October 15	A-218/001/2001	0678/2002	Tamakay	163
October 16	A-185/027/99	0697/2002	Upper Puruni	70

Permits Coming Due in November: 2 Total Permits
November 5	A-302/001	0672/2003	Puruni River	69
November 5	A-302/002	0671/2003	Puruni River	140

Permits Coming Due in December: 1 Total Permit
December 15	A-140/016	5240/2002	Tamakay	133

Mining Permits:

	File No. (As Issued)	Location	Reissued As Mp#	Map#
Permits Coming Due in April: 10 Total Permits
April 28	A-4/MP/000*	Mazuruni	A-4/MP/010	16
April 28	A-4/MP/001*	Mazuruni	A-4/MP/011	24
April 28	A-4/MP/002*	Mazuruni	A-4/MP/012	25
April 28	A-4/MP/003*	Mazuruni	A-4/MP/013	23
April 28	A-4/MP/004*	Mazuruni	A-4/MP/014	6
April 28	A-4/MP/005*	Mazuruni	A-4/MP/015	12
April 28	A-4/MP/006*	Mazuruni	A-4/MP/016	7
April 28	A-4/MP/007*	Mazuruni	A-4/MP/007	8
April 28	A-4/MP/008*	Mazuruni	A-4/MP/008	11
April 28	A-4/MP/009*	Mazuruni	A-4/MP/009	22

ETK Prospecting Licenses:
Licenses Coming Due in September: 5 Total Licenses
Date	Prospecting License Number	Reissuance Date
September 18	PL 01/2002 (As Renewed)	To Be Determined
September 18	PL 02/2002 (As Renewed)	To Be Determined
September 18	PL 03/2002 (As Renewed)	To Be Determined
September 18	PL 04/2002 (As Renewed)	To Be Determined
September 18	PL 05/2002 (As Renewed)	To Be Determined

The Daniels Lands

Date	GS8 NO	PPMS NO	LOCATION	Map#
Permits Coming Due in December and January: 19 Total Permits
December 7	D-166/000/2004	946/04	Ororiparu	167
December 7	D-166/001/2004	947/04	Ororiparu	170
December 7	D-166/002/2004	948/04	Ororiparu	171
December 7	D-166/003/2004	949/04	Ororiparu	172
December 7	D-166/004/2004	950/04	Ororiparu	168
December 7	D-166/005/2004	951/04	Ororiparu	169
December 7	D-166/006/2004	952/04	Ororiparu	173
December 7	D-166/007/2004	953/04	Ororiparu	174
December 7	D-166/008/2004	954/04	Ororiparu	175
January 16	D-166/010/2004	950/04	Ororiparu	176
January 16	D-166/011/2004	021/06	Ororiparu	182
January 16	D-166/013/2004	022/06	Ororiparu	177
January 16	D-166/015/2004	023/06	Ororiparu	178
January 16	D-166/017/2004	024/06	Ororiparu	179
January 16	D-166/018/2004	025/06	Ororiparu	180
January 16	D-166/019/2004	026/06	Ororiparu	181
January 16	D-181/000/2005	018/06	Puruni Head	165
January 16	D-181/001/2005	019/06	Puruni Head	166
January 16	D-181/002/2005	020/06	Puruni Head	164

The Godette Lands

Date	File Number	PPMS NO	LOCATION	Map#
Permits Coming Due in April: 3 Total Permits
April 9th	G-6/MP/000	09/2003	Toruparu	195
April 9th	G-6/MP/001	08/2003	Toruparu	194
April 9th	G-6/MP/002	07/2003	Toruparu	193

The Disputed Lands (Subject to pending litigation):

Date	GS8 NO	PPMS NO	LOCATION	Map#
Permits Coming Due in April: 10 Total Permits
April	D-163/000/2004	Not Assigned	Ororiparu	183
April	D-163/001/2004	Not Assigned	Ororiparu	184
April	D-163/002/2004	Not Assigned	Ororiparu	185
April	D-163/003/2004	Not Assigned	Ororiparu	186
April	D-163/004/2004	Not Assigned	Ororiparu	187
April	D-163/005/2004	Not Assigned	Ororiparu	188
April	D-163/006/2004	Not Assigned	Ororiparu	189
April	D-163/007/2004	Not Assigned	Ororiparu	190
April	D-163/008/2004	Not Assigned	Ororiparu	191
April	D-163/009/2004	Not Assigned	Ororiparu	192

SCHEDULE “E”

CONVERTIBLE SECURITIES

Common share purchase warrants outstanding:

5,529,382 common share purchase warrants exercisable at $0.50 and expiring November 24, 2012.

Broker warrants outstanding:

286,344 broker warrants exercisable at $1.60 and expiring March 26, 2012.

Compensation options outstanding:

364,120 compensation options to purchase units (consisting of one common share and one half of one common share purchase warrant) at an exercise price of $0.35 per unit and expiring November 24, 2011, representing 546,180 dilutive securities.

Options outstanding:

266,667 options at an exercise price of $0.10
3,453,100 options at an exercise price of $0.50
100,000 options at an exercise price of $1.25
200,000 options at an exercise price of $1.56
50,000 options at an exercise price of $1.49
140,000 options at an exercise price of $1.44
630,000 options at an exercise price of $1.60
448,750 options at an exercise price of $1.24
50,000 options at an exercise price of $1.51

Total options outstanding: 5,338,517

Total convertible securities: 11,700,423

SCHEDULE 5(c)

In accordance with the requirements of the corporate laws of the British Virgin Islands, under the Memorandum of Association and Articles of Incorporation of GoldHeart Investment Holdings Ltd., GoldHeart Investment Holdings Ltd. has no power to:

(a) carry on banking or trust business, unless it is licensed under the Banks and Trust Companies Act, 1990;

(b) carry on business as an insurance or as a reinsurance company, insurance agent or insurance broker, unless it is licensed under an enactment authorising it to carry on that business;

(c) carry on the business of company management unless it is licensed under the Companies Management Act, 1990; or

(d) carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands; or (e) carry on the business as a mutual fund, mutual fund manager or mutual fund administrator unless it is licensed under the Mutual Funds Act, 1996.

SCHEDULE 5(p)

Mr. W. Edgar Daniels is a party to pending litigation regarding 10 medium scale prospecting permits that he has agreed to convey to the Daniels – ETK joint venture. ETK Inc. does not assign any value to such claims and no prospecting or other exploration work has been conducted on such prospecting permits.

SCHEDULE 5(t)

Mr. W. Edgar Daniels is a party to pending litigation regarding 10 medium scale prospecting permits that he has agreed to convey to the Daniels – ETK joint venture. ETK Inc. does not assign any value to such claims and no prospecting or other exploration work has been conducted on such prospecting permits.